                                                                        File No.




                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM U-3A-2


              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935


                 -----------------------------------------------

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                 -----------------------------------------------



                            CONSUMERS ENERGY COMPANY
                                (Name of Company)


hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:






April 27, 2001

1. NAME, STATE OF ORGANIZATION, LOCATION AND NATURE OF BUSINESS OF CLAIMANT AND EVERY SUBSIDIARY THEREOF, OTHER THAN ANY EXEMPT WHOLESALE GENERATOR (EWG) OR FOREIGN UTILITY COMPANY IN WHICH CLAIMANT DIRECTLY OR INDIRECTLY HOLDS AN INTEREST.

         All ownership interests are 100% unless indicated parenthetically to the contrary.


CONSUMERS ENERGY COMPANY

ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

Consumers Energy Company ("Consumers") is a Michigan corporation engaged in the generation, purchase, transmission, distribution and sale of electricity, and in the purchase, storage, transmission, distribution and sale of natural gas, in the lower peninsula of the State of Michigan. On April 1, 2001, Consumers became a "public utility holding company", as defined in the Public Utility Holding Company Act of 1935 ("1935 Act"), upon transfer of control of certain of its transmission facilities to Michigan Electric Transmission Company ("Michigan Electric"), a wholly owned subsidiary of Consumers.

The name, state of organization and nature of business of Consumer's subsidiaries are described below:

       1.       CMS ENGINEERING CO.

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                CMS Engineering Company is a Michigan corporation engaged in offering design, engineering, project management and related construction services to natural gas utilities, natural gas exploration and production companies, and other energy businesses.

       2.       CMS MIDLAND HOLDINGS COMPANY

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                CMS Midland Holdings Company is a Michigan corporation involved as a Limited Partner in the First Midland Limited Partnership, a Delaware limited partnership, a partnership that leases assets to the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

       3.       CMS MIDLAND, INC.

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                CMS Midland, Inc. is as Michigan corporation engaged as a 49% General Partner in the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

       4.       CONSUMERS ENERGYGUARD SERVICES, INC.

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                Consumers EnergyGuard Services, Inc. is a Michigan corporation formed for the purpose of marketing EnergyGuard, a residential bill payment insurance product to Consumers' residential customers.

       5.       CONSUMERS FUNDING LLC

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                Consumers Funding LLC is a Delaware limited liability company formed for the purpose of acting as assignee of property transferred by Consumers and issuer of securitization bonds.

       6.       ES SERVICES COMPANY

                ADDRESS:   212 West Michigan Avenue, Jackson, Michigan 49201

                ES Services Company is a Michigan corporation formed for the purpose of offering design, engineering, project management and related services primarily to electric utilities and generation facilities.

       7.       MEC DEVELOPMENT CORP.

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                MEC Development Corp. is a Michigan corporation which previously held assets transferred to and holder of certain bonds issued by the Midland Cogeneration Venture Limited Partnership, a Michigan limited partnership.

       8.       MICHIGAN ELECTRIC TRANSMISSION COMPANY

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                On April 1, 2001, Michigan Electric received from Consumers the following assets: transmission lines (including towers, poles, and conductors); transformers with voltage ratings of 120 kV and above; generation tie lines from the transmission grid to the point of connection to generator step-up transformers; associated voltage control devices and power flow control devices; associated transmission substations; and equipment spares from transmission facilities, in exchange for all of the outstanding common stock of Michigan Electric. Upon the transfer, Michigan Electric became a "public utility company as defined in the 1935 Act.

       9.       MICHIGAN GAS STORAGE COMPANY

                ADDRESS:  212 West Michigan Avenue, Jackson, Michigan 49201

                Michigan Gas Storage Company is a Michigan corporation and a natural gas company within the meaning of the Natural Gas Act engaged in the interstate transportation and storage of gas for a number of customers including Consumers.

2. A BRIEF DESCRIPTION OF THE PROPERTIES OF CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES USED FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE, OR FOR THE PRODUCTION, TRANSMISSION AND DISTRIBUTION OF NATURAL OR MANUFACTURED GAS, INDICATING THE LOCATION OF PRINCIPAL GENERATING PLANTS, TRANSMISSION LINES, PRODUCING FIELDS, GAS MANUFACTURING PLANTS, AND ELECTRIC AND GAS DISTRIBUTION FACILITIES, INCLUDING ALL SUCH PROPERTIES WHICH ARE OUTSIDE THE STATE IN WHICH CLAIMANT AND ITS SUBSIDIARIES ARE ORGANIZED AND ALL TRANSMISSION OR PIPELINES WHICH DELIVER OR RECEIVE ELECTRIC ENERGY OR GAS AT THE BORDERS OF SUCH STATE.


Consumers is a public utility. Its property and facilities used for the above-described purposes are located within the State of Michigan and are described below.

                             (1) ELECTRIC PROPERTIES

Consumers' electric generation is supplied by the following plants:


                                                                                                    2000 NET
                                                                        2000 SUMMER                GENERATION
                                                                            NET                    (THOUSANDS
                                                                       DEMONSTRATED                    OF
                                                                          CAPACITY                  KILOWATT
    AREA                 NAME                 LOCATION                  (KILOWATTS)                  HOURS)

COAL
GENERATION
                     JH Campbell 1&2          West Olive                   609,000                  3,639,548
                     JH Campbell 3            West Olive                   765,100(1)               4,322,824
                     D.E Karn                 Essexville                   515,000                  3,580,567
                     B C Cobb                 Muskegon                     320,000                  2,182,702
                     JR Whiting               Erie                         324,000                  2,004,412
                     JC Weadock               Essexville                   310,000                  2,196,344
TOTAL                                                                    2,843,100                 17,926,397

---------------

(1) Represents Consumers' share of the capacity of the Campbell Plant Unit 3 net of 6.69% (ownership interests of the Michigan Public Power Agency and Wolverine Power Supply Cooperative, Inc.).

                                                                                                   2000 NET
                                                                        2000 SUMMER               GENERATION
                                                                            NET                   (THOUSANDS
                                                                        DEMONSTRATED                  OF
                                                                          CAPACITY                 KILOWATT-
           AREA               NAME            LOCATION                  (KILOWATTS)                  HOURS
OIL/GAS                     B C Cobb          Muskegon                     183,000                   52,900
GENERATION                  D E Karn          Essexville                 1,276,000                  939,212
TOTAL                                                                    1,459,000                  992,112

LUDINGTON
PUMPED STORAGE                                                             954,700(2)              (540,446)(3)
TOTAL                                                                      954,700                 (540,446)

NUCLEAR
GENERATION                  Palisades         South Haven                  760,000                5,723,784
TOTAL                                                                      760,000                5,723,784

GAS/OIL
COMBUSTION
TURBINE                     Generation                                     346,800(4)                52,294
                            Hydro
                            Generation                                      73,500                  351,263
TOTAL                                                                      420,300                  403,557

TOTAL OWNED BY
GENERATION                                                               6,437,100               24,505,404

---------------

(2) Represents Consumers' share of the capacity of the Ludington Pumped Storage Plant. Consumers and The Detroit Edison Company ("Detroit Edison") have 51% and 49% undivided ownership, respectively, in the plant, and the capacity of the plant is shared accordingly.

(3) Represents Consumers' share of net pumped storage generation. This facility electrically pumps water during off peak-hours for storage to later generated electricity during peak demand hours.

(4) Includes 1.8 MW of Distribution Generation. Generation Purchased and Interchange Power Capacity is 1,644,200, includes 1,240 MW of purchased contract capacity from the MCV Facility.

On April 1, 2001, Michigan Electric acquired from Consumers transmission facilities currently operating at voltages of 120 kV and above. The transmission assets transferred generally consisted of the following: (i) transmission lines (including towers, poles, and conductors); (ii) transformers with voltage ratings of 120 kV and above; (iii) generation tie lines from the transmission grid to the point of connection to generator step-up transformers; (iv) associated voltage control devices and power flow control devices; (v) associated transmission substations; and (vi) equipment spares from transmission facilities. The transmission assets transferred to Michigan Electric did not include radial lines with voltage ratings of 138 kV, which are used to directly provide service to retail end-use customers. Additionally, less than 1 mile of 138 kV line that is part of a hydroelectric project was not transferred to Michigan Electric. Other facilities owned and operated by Consumers that are classified as distribution and used to provide transmission service to a limited number of customers at delivery points below 120 kV were not transferred.

Consumers and Michigan Electric's electric transmission, subtransmission and distribution lines are located on or under public highways, streets, alleys or lands, except where they are located on or under easements or other rights. After the transfer discussed in the previous paragraph, in the aggregate, the transmission systems of Consumers and Michigan Electric consist of 4,467 structural miles of overhead lines. Their subtransmission systems consist of a total of 4,176 structural miles of overhead lines and 16 subsurface miles of underground lines. Consumers' distribution system consists of 53,912 structural miles of overhead lines and 7,386 subsurface miles of underground lines.

Consumers and Michigan Electric own substations having an aggregate transformer capacity of 40,254,830 kilovolt amperes.

At December 31, 2000, Consumers was interconnected with certain Michigan and neighboring utilities. Consumers and Detroit Edison had previously formed and jointly operated as the Michigan Electric Coordinated Systems ("MECS") to facilitate the coordinated planning and operation of their electric systems. MECS took advantage of the individual company's various transmission interconnections with electric systems in Indiana, Ohio and Ontario, Canada.(1) Effective April 1, 2001 MECS ceased operations as formerly constituted. Over the near future, Michigan Electric and Detroit Edison will cooperate in operations of their respective transmission systems, but even this cooperation will of necessity change as Michigan Electric joins a regional transmission organization or sells its transmission facilities to an independent buyer. One or the other course of action is required by the electric industry restructuring law passed by the Michigan Legislature in 2000. Consumers and Detroit Edison will no longer cooperate in the operations of their generating plants and purchases of power.

Consumers and Michigan Electric own or connect with electric transmission lines that deliver electric energy at or near the Michigan state border to:

(i) Indiana & Michigan Electric Company at the following interconnection points: Palisades-Cook No. 1, Palisades-Cook No. 2, Argenta-Robinson Park and Argenta-Twin Branch; and

(ii) Northern Indiana Public Service Company at the following interconnection point: Barton Lake-Batavia.

------------------

(1) MECS interconnects with electric systems in Ohio and Ontario, Canada through Detroit Edison. Detroit Edison interconnects with The Toledo Edison Company at Majestic-Lemoyne, Monroe-Bayshore and Allen Junction-Majestic-Monroe. Detroit Edison also interconnects with Ontario Hydro at Waterman-Keith, Bunce Creek-Scott and two points at St. Clair-Lambton.

                                (2)GAS PROPERTIES

As of December 31, 2000, Consumers' gas properties, all located in Michigan, included a gas distribution and transmission system, six compressor stations located at Consumers' storage fields and along the gas transportation lines and 11 storage fields.

Consumers' gas distribution and transmission systems consist of 24,383 miles of distribution mains and 1,108 miles of transmission lines, throughout the lower peninsula of Michigan. Consumers owns and operates six compressor stations with a total of 115,400 installed horsepower.


Michigan Gas Storage Company ("MGSC") owns and operates 2 gas transportation systems, 2 compressor stations, and 3 storage fields, all located in Michigan. Michigan Gas Storage transmission mains consist of 521 miles of transmission mains. Consumers receives natural gas for its local distribution system through interconnection facilities located in Michigan and at the Michigan State border.

3. THE FOLLOWING INFORMATION FOR THE LAST CALENDAR YEAR WITH RESPECT TO CLAIMANT AND EACH OF ITS SUBSIDIARY PUBLIC UTILITY COMPANIES:

                                 ELECTRIC ENERGY

(A)      NUMBER OF KWH OF ELECTRIC ENERGY SOLD  (AT RETAIL OR WHOLESALE).



                        SUBSIDIARY                                 STATE                             KWH
         CONSUMERS                                 Michigan                                     38,497,400,287
                                                   Ontario, Canada*                                865,766,000
                                                   Indiana                                         908,669,500
                                                   Ohio*                                            35,579,000
         TOTAL ELECTRIC ENERGY SOLD                                                             40,307,414,787

         * Represents the amounts ultimately delivered to the State line by Detroit Edison.

(B) NUMBER OF KWH OF ELECTRIC ENERGY DISTRIBUTED AT RETAIL OUTSIDE OF THE STATE OF MICHIGAN.

         NONE

(C) NUMBER OF KWH OF ELECTRIC ENERGY SOLD AT WHOLESALE OUTSIDE THE STATE OR AT THE STATE LINE OF MICHIGAN.


                         SUBSIDIARY                                 STATE                            KWH
         CONSUMERS                                   Ontario, Canada*                              865,766,000
                                                     Indiana                                       908,669,500
                                                     Ohio*                                          35,579,000


         TOTAL ELECTRIC ENERGY SOLD AT
         WHOLESALE OUTSIDE THE STATE OF
         MICHIGAN OR AT MICHIGAN'S
         STATE LINE.                                                                             1,810,014,500

         * Represents the amounts ultimately delivered to the state line by Detroit Edison.

(D) NUMBER OF KWH OF ELECTRIC ENERGY PURCHASED OUTSIDE OF THE STATE OF MICHIGAN OR AT MICHIGAN'S STATE LINE.

                         SUBSIDIARY                                 STATE                            KWH
         CONSUMERS                                   Ontario, Canada*                              217,570,000
                                                     Indiana                                     5,002,298,000
                                                     Ohio*                                         329,686,000
         TOTAL ELECTRIC ENERGY
         PURCHASED OUTSIDE OF
         MICHIGAN                                                                                5,549,554,000


         * Represents amounts ultimately delivered to the state line by Detroit Edison.

                                 NATURAL GAS(1)

(A)      NUMBER OF MCF. OF NATURAL GAS DISTRIBUTED AT RETAIL.


                         SUBSIDIARY                                 STATE                            KWH
         CONSUMERS                                                Michigan                         249,047,658
         TOTAL NATURAL GAS
         DISTRIBUTED AT RETAIL                                                                     249,047,658

(B) NUMBER OF MCF. OF NATURAL GAS DISTRIBUTED AT RETAIL OUTSIDE THE STATE OF MICHIGAN.

         NONE

(C) NUMBER OF MCF. OF NATURAL GAS SOLD AT WHOLESALE OUTSIDE MICHIGAN OR AT MICHIGAN'S LINE.

         NONE

(D)      NUMBER OF MCF. OF NATURAL GAS PURCHASED OUTSIDE THE STATE OF MICHIGAN.


                         SUBSIDIARY                                 STATE                           MCF.
                         ----------                                 -----                           ----
         CONSUMERS*                                                                               215,918,000
         TOTAL NATURAL GAS PURCHASED
         OUTSIDE OF MICHIGAN                                                                      215,918,000




         * Purchased gas data is not available by state or county for Consumers.

------------------

4. THE FOLLOWING INFORMATION FOR THE REPORTING PERIOD WITH RESPECT TO CLAIMANT AND EACH INTEREST IT HOLDS DIRECTLY OR INDIRECTLY IN AN EWG OR A FOREIGN UTILITY COMPANY, STATING MONETARY AMOUNTS IN UNITED STATES
         DOLLARS:

(A) NAME, LOCATION, BUSINESS ADDRESS AND DESCRIPTION OF THE FACILITIES USED BY THE EWG OR FOREIGN UTILITY COMPANY FOR THE GENERATION, TRANSMISSION AND DISTRIBUTION OF ELECTRIC ENERGY FOR SALE OR FOR THE DISTRIBUTION AT RETAIL OF NATURAL OR MANUFACTURED GAS.

         NONE

(B) NAME OF EACH SYSTEM COMPANY THAT HOLDS AN INTEREST IN SUCH EWG OR FOREIGN UTILITY COMPANY; AND DESCRIPTION OF THE INTEREST HELD.

         NONE

(C) TYPE AND AMOUNT OF THE CAPITAL INVESTED, DIRECTLY OR INDIRECTLY, BY THE HOLDING COMPANY CLAIMING EXEMPTION; ANY DIRECT OR INDIRECT GUARANTEE OF THE SECURITY OF THE EWG OR FOREIGN UTILITY COMPANY BY THE HOLDING COMPANY CLAIMING EXEMPTION; AND ANY DEBT OR OTHER FINANCIAL OBLIGATION FOR WHICH THERE IS RECOURSE, DIRECTLY OR INDIRECTLY, TO THE HOLDING COMPANY CLAIMING EXEMPTION OR ANOTHER SYSTEM COMPANY, OTHER THAN THE EWG OR FOREIGN UTILITY COMPANY.

         NONE

(D) CAPITALIZATION AND EARNINGS OF THE EWG OR FOREIGN UTILITY COMPANY DURING THE REPORTING PERIOD.

         NONE

(E) IDENTIFY ANY SERVICE, SALES OR CONSTRUCTION CONTRACT(S) BETWEEN THE EWG OR FOREIGN UTILITY COMPANY AND A SYSTEM COMPANY, AND DESCRIBE THE SERVICES TO BE RENDERED OR GOODS SOLD AND FEES OR REVENUES UNDER SUCH AGREEMENT(S).

         NONE




EXHIBIT A - 1  Consolidating statement of income and surplus of Claimant and its subsidiary companies for the calendar year 2000, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year.

EXHIBIT A - 2  Proforma Consolidating statement of income and surplus of
               Claimant and its subsidiary companies for the calendar year 2000, together with a proforma consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year, to reflect the transfer of transmission assets from Claimant to Michigan Electric as if such transfer occurred on or before December 31, 2000.

EXHIBIT B -    Not Applicable

         The above-named Claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 27th day of April, 2001.



                                                CONSUMERS ENERGY COMPANY
                                                A Michigan corporation


[CORPORATE SEAL]                                By:  /s/ David A. Mikelonis
                                                      David A. Mikelonis
                                                      Senior Vice President and
                                                         General Counsel


ATTEST:

/s/ Joyce Norkey
Joyce Norkey
Assistant Secretary


Name, title, and address of officer to whom notices and correspondence concerning this Statement should be addressed:


                            David A. Mikelonis
                            Senior Vice President and
                              General Counsel
                            Consumers Energy Company
                            212 West Michigan Avenue
                            Jackson, Michigan 49201

                                                                     EXHIBIT A-1

         A consolidating statement of income and surplus of Consumers and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Consumers and its subsidiary companies as of the close of such calendar year is attached.

                            CONSUMERS ENERGY COMPANY
                        Consolidating Statement of Income
                      For the Year Ended December 31, 2000
                                  (In Millions)



                                                             Michigan                 CMS                                  Consumers
                                             Consumers         Gas         CMS      Midland       CMS                       Energy
                                              Energy         Storage   Engineering   Holdings    Midland   Intercompany      Company
                                            Company (1)      Company       Co.      Company       Inc.    Eliminations      Consol.
Operating Revenue
   Electric                                   $ 2,676          $ -         $-         $ -         $ -         $  -          $ 2,676
   Gas                                          1,191           24          -          --          --          (19)           1,196
   Other                                            5           --          2          13          44           (1)              63
                                              -------          ---         --         ---         ---         ----          -------
      Total operating revenue                   3,872           24          2          13          44          (20)           3,935
                                              -------          ---         --         ---         ---         ----          -------
Operating Expenses
   Fuel for electric generation                   324           --          -          --          --           --              324
   Purchased power -
     related parties                              534           --          -          --          --           --              534
   Purchased and interchange
     power                                        402           --          -          --          --           --              402
   Cost of gas sold                               738           --          -          --          --          (19)             719
   Other operation expense                        517            8          2          --          --           (1)             526
   Maintenance                                    170            2          -          --          --           --              172
   Depreciation, depletion
     and amortization                             423            2          -          --           1           --              426
   General taxes                                  195            2          -          --          --           --              197
                                              -------          ---         --         ---         ---         ----          -------
      Total operating expenses                  3,303           14          2          --           1          (20)           3,300
                                              -------          ---         --         ---         ---         ----          -------
Pretax Operating Income                           569           10          -          13          43           --              635
                                              -------          ---         --         ---         ---         ----          -------
Other Income (Deductions)
   Dividends and interest
    from affiliates                                48           --          -          --          --          (38)              10
   Accretion income                                 2           --          -          --          --           --                2
   Accretion expense                               (7)          --          -          --          --           --               (7)
   Other, net                                      39           --          -          --          --          (44)              (5)
                                              -------          ---         --         ---         ---         ----          -------
      Total other income
        (deductions)                               82           --          -          --          --          (82)              --
                                              -------          ---         --         ---         ---         ----          -------
Interest Charges
   Interest on long-term debt                     141           --          -          --          --           --              141
   Other interest                                  80            1          -          --          --          (37)              44
   Capitalized interest                            (2)          --          -          --          --           --               (2)
                                              -------          ---         --         ---         ---         ----          -------
      Net interest charges                        219            1          -          --          --          (37)             183
                                              -------          ---         --         ---         ---         ----          -------
Income (Loss) Before Income Taxes                 432            9          -          13          43          (45)             452

Income Taxes                                      127            3          -           3          15           --              148
                                              -------          ---         --         ---         ---         ----          -------
Net Income (Loss)                                 305            6          -          10          28          (45)             304

Preferred Stock Dividends                           2           --          -          --          --           --                2

Preferred Securities Distribution                  34           --          -          --          --           --               34
                                              -------          ---         --         ---         ---         ----          -------
Net Income (Loss) Available
  to Common Stockholder                           269            6          -          10          28          (45)             268

Dividends on Common Stock                         248           --          -          --          --           (1)             247
                                              -------          ---         --         ---         ---         ----          -------
Net Income (Loss) After Common
   Dividends                                  $    21          $ 6         $-         $10         $28         $(44)         $    21
                                              =======          ===         ==         ===         ===         ====          =======

(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc.; Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

                            CONSUMERS ENERGY COMPANY
                      Consolidating Balance Sheet - Assets
                                December 31, 2000
                                  (In Millions)



                                                          Michigan                  CMS                                    Consumers
                                          Consumers         Gas         ES        Midland       CMS                         Energy
                                           Energy         Storage    Services    Holdings     Midland     Intercompany      Company
                                         Company (1)      Company     Company     Company      Inc.       Eliminations      Consol.
Plant and Property (At Cost)
   Electric                                $ 7,241         $--         $--         $--         $--           $  --          $7,241
   Gas                                       2,385          118         --          --          --              --           2,503
   Other                                        23          --          --          --          --              --              23
                                           -------         ----        ----        ----        -----         -------        ------
                                             9,649          118         --          --          --              --           9,767
   Less accumulated depreciation,
     depletion and amortization              5,711           57         --          --          --              --           5,768
                                           -------         ----        ----        ----        -----         -------        ------
                                             3,938           61         --          --          --              --           3,999
   Construction work-in-progress               277            2         --          --          --              --             279
                                           -------         ----        ----        ----        -----         -------        ------
                                             4,215           63         --          --          --              --           4,278
                                           -------         ----        ----        ----        -----         -------        ------
Investments
   Associated companies                        516          --          --          --          --              (430)           86
   First Midland Limited
     Partnership                              --            --          --          245         --              --             245
   Midland Cogeneration
     Venture                                  --            --          --          --           290            --             290
   Other                                      --            --          --          --          --              --            --
                                           -------         ----        ----        ----        -----         -------        ------
                                               516          --          --          245          290            (430)          621
                                           -------         ----        ----        ----        -----         -------        ------
Current Assets
   Cash and temporary cash
     investments                                20          --            1         --          --              --              21
   Accounts/notes receivable                    75            3         --          --            10             (18)           70
   Accrued revenues                            266          --          --          --          --              --             266
   Inventories to average cost
     Gas in underground storage                271          --          --          --          --              --             271
     Materials and supplies                     66          --          --          --          --              --              66
     Generating plant fuel
       stock                                    46          --          --          --          --              --              46
   Deferred income taxes                       (16)         --          --           18         --              --               2
   Prepayments and other                       168          --          --          --          --              --             168
                                           -------         ----        ----        ----        -----         -------        ------
                                               896            3           1          18           10             (18)          910
                                           -------         ----        ----        ----        -----         -------        ------
Non-current Assets
   Securitization costs                        709          --          --          --          --              --             709
   Nuclear decommissioning
     trust funds                               611          --          --          --          --              --             611
   Postretirement benefits                     228            4         --          --          --              --             232
   Abandoned Midland project                    22          --          --          --          --              --              22
   Other                                       796            1         --          --          --              (407)          390
                                           -------         ----        ----        ----        -----         -------        ------
                                             2,366            5         --          --          --              (407)        1,964
                                           -------         ----        ----        ----        -----         -------        ------
Total Assets                               $ 7,993         $ 71        $  1        $263        $ 300         $  (855)       $7,773
                                           =======         ====        ====        ====        =====         =======        ======



(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc.; Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

                            CONSUMERS ENERGY COMPANY
              Consolidating Balance Sheet - Equity and Liabilities
                                December 31, 2000
                                  (In Millions)



                                                          Michigan                  CMS                                    Consumers
                                          Consumers         Gas         ES        Midland       CMS                         Energy
                                           Energy         Storage    Services    Holdings     Midland     Intercompany      Company
                                         Company (1)      Company     Company     Company      Inc.       Eliminations       Consol.
Capitalization
   Common Stockholders' Equity
     Common stock                           $  841          $15        $ --        $  --       $  --        $   (15)        $  841
     Other paid-in-capital                     658           --           1           43         167           (223)           646
     Revaluation capital                        33           --          --           --          --             --             33
     Retained earnings                         506           36          --           32         124           (192)           506
                                            ------          ---        ----        -----       -----        -------         ------
                                             2,038           51           1           75         291           (430)         2,026
   Preferred stock                              44           --          --           --          --             --             44
   Company-obligated mandatorily
     redeemable preferred
     securities of:
      Consumers Power Company
       Financing I                             100           --          --           --          --             --            100
      Consumers Energy Company
       Financing II                            120           --          --           --          --             --            120
      Consumers Energy Company
       Financing III                           175           --          --           --          --             --            175
   Long-term debt                            2,517           --          --           --          --           (407)         2,110
   Non-current capital leases                   49           --          --           --          --             --             49
                                            ------          ---        ----        -----       -----        -------         ------
                                             5,043           51           1           75         291           (837)         4,624
                                            ------          ---        ----        -----       -----        -------         ------
Current Liabilities
   Current portion of long-term
     debt                                      175           --          --           --          --             --            175
   Current capital leases                       56           --          --           --          --             --             56
   Notes payable                               413            5          --           --          --            (15)           403
   Accounts payable                            250            4          --           --          --             --            254
   Accounts payable - related
     parties                                    69            1          --           --          --             (3)            67
   Accrued interest                             41           --          --           --          --             --             41
   Accrued taxes                               236           --          --           12          (1)            --            247
   Other                                       212           --          --           --          --             --            212
                                            ------          ---        ----        -----       -----        -------         ------
                                             1,452           10          --           12          (1)           (18)         1,455
                                            ------          ---        ----        -----       -----        -------         ------
Non-current Liabilities
   Deferred income taxes                       542            6          --          159           9             --            716
   Postretirement benefits                     362            4          --           --          --             --            366
   Deferred investment tax credit               91           --          --           17           1             --            109
   Regulatory liabilities for
     income taxes, net                         246           --          --           --          --             --            246
   Other                                       257           --          --           --          --             --            257
                                            ------          ---        ----        -----       -----        -------         ------
                                             1,498           10          --          176          10             --          1,694
                                            ------          ---        ----        -----       -----        -------         ------
Total Stockholders' Equity
   and Liabilities                          $7,993          $71        $  1        $ 263       $ 300        $  (855)        $7,773
                                            ======          ===        ====        =====       =====        =======         ======

                            CONSUMERS ENERGY COMPANY
                  Consolidating Statement of Retained Earnings
                                December 31, 2000
                                  (In Millions)


                                                          Michigan         CMS                                    Consumers
                                          Consumers         Gas          Midland       CMS          Inter-          Power
                                           Energy         Storage       Holdings     Midland       company         Company
                                         Company (1)      Company        Company      Inc.       Eliminations      Consol.
Balance at January 1, 2000                  $485           $30            $22         $  96         $(148)          $485

Net Income (Loss)                            305             6             10            28           (45)           304

Less Dividends Paid
   Common Stock                               --            --             --            --            --             --
   Preferred Stock                             2            --             --            --            --              2
   Preferred Securities Dist.                 34            --             --            --            --             34
   Associated Companies                      248            --             --            --            (1)           247
                                            ----           ---            ---         -----         -----           ----
                                             284            --             --            --            (1)           283
                                            ----           ---            ---         -----         -----           ----
Balance at December 31, 2000                $506           $36            $32         $ 124         $(192)          $506
                                            ====           ===            ===         =====         =====           ====



(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc.; Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

                                                                     EXHIBIT A-2

         An unaudited pro forma consolidating statement of income and surplus of Consumers Energy, its subsidiary companies and Michigan Electric Transmission Company for the last calendar year, together with an unaudited pro forma consolidating balance sheet of Consumers Energy, its subsidiary companies and Michigan Electric Transmission Company as of the close of such calendar year is attached.

                            CONSUMERS ENERGY COMPANY
                   Pro Forma Consolidating Statement of Income
                      For the Year Ended December 31, 2000
                                  (In Millions)


                                                   Michigan     Michigan                    CMS                            Consumers
                                    Consumers      Electric          Gas       CMS      Midland        CMS      Inter        Energy
                                       Energy  Transmission      Storage  Engineering  Holdings    Midland     company      Company
                                  Company (1)    Company (2)     Company       Co.      Company       Inc.  Eliminations(3) Consol.
Operating Revenue
   Electric                            $2,673         $   64      $    -     $    -      $    -     $    -       $(61)A      $2,676
   Gas                                  1,191              -          24          -           -          -        (19)        1,196
   Other                                    5              -           -          2          13         44         (1)           63
                                       ------         ------      ------     ------      ------     ------      ------       ------
      Total operating revenue           3,869             64          24          2          13         44        (81)        3,935
                                       ------         ------      ------     ------      ------     ------      ------       ------
Operating Expenses
   Fuel for electric generation           324              -           -          -           -          -           -          324
   Purchased power -
     related parties                      595              -           -          -           -          -        (61)A         534
   Purchased and interchange
     power                                402              -           -          -           -          -           -          402
   Cost of gas sold                       738              -           -          -           -          -        (19)          719
   Other operation expense                497             20           8          2           -          -         (1)          526
   Maintenance                            168              2           2          -           -          -           -          172
   Depreciation, depletion
     and amortization                     411             12           2          -           -          1           -          426
   General taxes                          188              7           2          -           -          -           -          197
                                       ------         ------      ------     ------      ------     ------      ------       ------
      Total operating expenses          3,323             41          14          2           -          1        (81)        3,300
                                       ------         ------      ------     ------      ------     ------      ------       ------
Pretax Operating Income                   546             23          10          -          13         43           -          635
                                       ------         ------      ------     ------      ------     ------      ------       ------
Other Income (Deductions)
   Dividends and interest
    from affiliates                        48              -           -          -           -          -        (38)           10
   Accretion income                         2              -           -          -           -          -           -            2
   Accretion expense                       (7)             -           -          -           -          -           -           (7)
   Other, net                              54              -           -          -           -          -        (59)B          (5)
                                       ------         ------      ------     ------      ------     ------      ------       ------
      Total other income
        (deductions)                       97              -           -          -           -          -        (97)            -
                                       ------         ------      ------     ------      ------     ------      ------       ------
Interest Charges
   Interest on long-term debt             141              -           -          -           -          -           -          141
   Other interest                          80              -           1          -           -          -        (37)           44
   Capitalized interest                    (2)             -           -          -           -          -           -           (2)
                                       ------         ------      ------     ------      ------     ------      ------       ------
      Net interest charges                219              -           1          -           -          -        (37)          183
                                       ------         ------      ------     ------      ------     ------      ------       ------
Income(Loss)Before Income Taxes           424             23           9          -          13         43        (60)          452

Income Taxes                              119              8           3          -           3         15           -          148
                                       ------         ------      ------     ------      ------     ------      ------       ------
Net Income (Loss)                         305             15           6          -          10         28        (60)          304

Preferred Stock Dividends                   2              -           -          -           -          -           -            2

Preferred Securities Distribution          34              -           -          -           -          -           -           34
                                       ------         ------      ------     ------      ------     ------      ------       ------
Net Income (Loss) Available
  to Common Stockholder                   269             15           6          -          10         28        (60)          268

Dividends on Common Stock                 248              -           -          -           -          -         (1)          247
                                       ------         ------      ------     ------      ------     ------      ------       ------
Net Income (Loss) After Common
   Dividends                           $   21          $  15      $    6     $    -      $   10     $   28     $  (59)       $   21
                                       ======         ======      ======     ======      ======     ======      ======       ======


(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc. Michigan Electric, Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

(2) Michigan Electric's statement of income reflects the best estimate available.

(3) Intercompany Eliminations changes from exhibit A-1 related to the Michigan Electric's pro forma are as follows:

A Electric Operating Revenue recorded by Michigan Electric of $61 million was eliminated against $61 million of Purchased power - related parties recorded by Consumers.

B Equity earnings, recorded by Consumers related to Michigan Electric of $15 million, was eliminated.

                            CONSUMERS ENERGY COMPANY
                 Pro Forma Consolidating Balance Sheet - Assets
                                December 31, 2000
                                  (In Millions)

                                                    Michigan    Michigan                      CMS                          Consumers
                                    Consumers       Electric         Gas           ES     Midland      CMS         Inter      Energy
                                       Energy   Transmission     Storage     Services    Holdings  Midland       company     Company
                                  Company (1)    Company (2)     Company      Company     Company     Inc.  Eliminations(3)  Consol.
Plant and Property (At Cost)
   Electric                           $ 6,770           $471        $--          $--         $--      $--       $  --        $7,241
   Gas                                  2,385            --          118          --          --       --          --         2,503
   Other                                   23            --          --           --          --       --          --            23
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                        9,178            471         118          --          --       --          --         9,767
   Less accumulated depreciation,
     depletion and amortization         5,500            211          57          --          --       --          --         5,768
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                        3,678            260          61          --          --       --          --         3,999
   Construction work-in-progress          277            --            2          --          --       --          --           279
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                        3,955            260          63          --          --       --          --         4,278
                                      -------           ----        ----         ----        ----     ----      -------      ------
Investments
   Associated companies                   746            --          --           --          --       --          (660)C        86
   First Midland Limited
     Partnership                         --              --          --           --          245      --          --           245
   Midland Cogeneration
     Venture                             --              --          --           --          --       290         --           290
   Other                                 --              --          --           --          --       --          --          --
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                          746            --          --           --          245      290         (660)        621
                                      -------           ----        ----         ----        ----     ----      -------      ------
Current Assets
   Cash and temporary cash
     investments                           20            --          --             1         --       --          --            21
   Accounts/notes receivable               52             23           3          --          --        10          (18)         70
   Accrued revenues                       266            --          --           --          --       --          --           266
   Inventories to average cost-
     Gas in underground storage           271            --          --           --          --       --          --           271
     Materials and supplies                66            --          --           --          --       --          --            66
     Generating plant fuel
       stock                               46            --          --           --          --       --          --            46
   Deferred income taxes                  (16)           --          --           --           18      --          --             2
   Prepayments and other                  168            --          --           --          --       --          --           168
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                          873             23           3            1          18       10          (18)        910
                                      -------           ----        ----         ----        ----     ----      -------      ------
Non-current Assets
   Securitization costs                   709            --          --           --          --       --          --           709
   Nuclear decommissioning
     trust funds                          611            --          --           --          --       --          --           611
   Postretirement benefits                228            --            4          --          --       --          --           232
   Abandoned Midland project               22            --          --           --          --       --          --            22
   Other                                  796            --            1          --          --       --          (407)        390
                                      -------           ----        ----         ----        ----     ----      -------      ------
                                        2,366            --            5          --          --       --          (407)      1,964
                                      -------           ----        ----         ----        ----     ----      -------      ------
Total Assets                          $ 7,940           $283        $ 71         $  1        $263     $300      $(1,085)     $7,773
                                      =======           ====        ====         ====        ====     ====      =======      ======

(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc. Michigan Electric, Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

(2) Michigan Electric's balance sheet reflects the estimated asset transfer from Consumers.

(3) Intercompany Eliminations changes from exhibit A-1 related to the Michigan Electric's pro forma are as follows:

C    Investments - Associated companies related to Michigan Electric of
     $230 million, recorded by Consumers, was eliminated against $215 million of Other paid-in capital and $15 million of Retained earnings recorded by Michigan Electric.

                            CONSUMERS ENERGY COMPANY
         Pro Forma Consolidating Balance Sheet - Equity and Liabilities
                                December 31, 2000
                                  (In Millions)

                                                    Michigan    Michigan                      CMS                          Consumers
                                    Consumers       Electric         Gas           ES     Midland      CMS         Inter      Energy
                                       Energy   Transmission     Storage     Services    Holdings  Midland       company     Company
                                  Company (1)    Company (2)     Company      Company     Company     Inc.  Eliminations(3)  Consol.
Capitalization
   Common Stockholders' Equity
     Common stock                      $  841           $--          $15         $--        $--    $  --        $   (15)      $  841
     Other paid-in-capital                658            215          --            1          43      167         (438)C        646
     Revaluation capital                   33            --           --          --         --       --           --             33
     Retained earnings                    506             15          36          --           32      124         (207)C        506
                                       ------           ----         ---         ----       -----  -------      -------       ------
                                        2,038            230          51            1          75      291         (660)       2,026
   Preferred stock                         44            --           --          --         --       --           --             44
   Company-obligated mandatorily
     redeemable preferred
     securities of:
      Consumers Power Company
       Financing I                        100            --           --          --         --       --           --            100
      Consumers Energy Company
       Financing II                       120            --           --          --         --       --           --            120
      Consumers Energy Company
       Financing III                      175            --           --          --         --       --           --            175
   Long-term debt                       2,517            --           --          --         --       --           (407)       2,110
   Non-current capital leases              49            --           --          --         --       --           --             49
                                       ------           ----         ---         ----       -----  -------      -------       ------
                                        5,043            230          51            1          75      291       (1,067)       4,624
                                       ------           ----         ---         ----       -----  -------      -------       ------
Current Liabilities
   Current portion of long-term
     debt                                 175            --           --          --         --       --           --            175
   Current capital leases                  56            --           --          --         --       --           --             56
   Notes payable                          413            --            5          --         --       --            (15)         403
   Accounts payable                       250            --            4          --         --       --           --            254
   Accounts payable - related
     parties                               69            --            1          --         --       --             (3)          67
   Accrued interest                        41            --           --          --         --       --           --             41
   Accrued taxes                          228              8          --          --           12       (1)        --            247
   Other                                  212            --           --          --         --       --           --            212
                                       ------           ----         ---         ----       -----  -------      -------       ------
                                        1,444              8          10          --           12       (1)         (18)       1,455
                                       ------           ----         ---         ----       -----  -------      -------       ------
Non-current Liabilities
   Deferred income taxes                  497             45           6          --          159        9         --            716
   Postretirement benefits                362            --            4          --         --       --           --            366
   Deferred investment tax credit          91            --           --          --           17        1         --            109
   Regulatory liabilities for
     income taxes, net                    246            --           --          --         --       --           --            246
   Other                                  257            --           --          --         --       --           --            257
                                       ------           ----         ---         ----       -----  -------      -------       ------
                                        1,453             45          10          --          176       10         --          1,694
                                       ------           ----         ---         ----       -----  -------      -------       ------
Total Stockholders' Equity
   and Liabilities                     $7,940           $283         $71         $  1       $ 263  $   300      $(1,085)      $7,773
                                       ======           ====         ===         ====       =====  =======      =======       ======


(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc. Michigan Electric, Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

(2) Michigan Electric's balance sheet reflects the estimated asset transfer from Consumers.

(3) Intercompany Eliminations changes from exhibit A-1 related to the Michigan Electric's pro forma are as follows:

C Investments - Associated companies related to Michigan Electric of $230 million, recorded by Consumers, was eliminated against $215 million of Other paid-in capital and $15 million of Retained earnings recorded by Michigan Electric.

                            CONSUMERS ENERGY COMPANY
             Pro Forma Consolidating Statement of Retained Earnings
                                December 31, 2000
                                  (In Millions)


                                             Michigan    Michigan        CMS                            Consumers
                               Consumers     Electric         Gas    Midland      CMS          Inter        Power
                                  Energy Transmission     Storage   Holdings  Midland        company      Company
                             Company (1)      Company     Company    Company     Inc.   Eliminations(2)   Consol.
Balance at January 1, 2000        $  485        $   -      $   30     $   22   $   96       $ (148)      $  485

Net Income (Loss)                    305           15           6         10       28          (60)D        304

Less Dividends Paid
   Common Stock                        -            -           -          -        -             -           -
   Preferred Stock                     2            -           -          -        -             -           2
   Preferred Securities Dist.         34            -           -          -        -             -          34
   Associated Companies              248            -           -          -        -           (1)         247
                                  ------       ------      ------     ------   ------        ------      ------
                                     284            -           -          -        -           (1)         283
                                  ------       ------      ------     ------   ------        ------      ------
Balance at December 31, 2000      $  506        $  15      $   36     $   32   $  124       $ (207)      $  506
                                  ======       ======      ======     ======   ======        ======      ======


(1) Represents Consumers consolidated with ES Services Company and Consumers EnergyGuard Services, Inc. Michigan Electric, Michigan Gas Storage Company, CMS Midland Holdings Company, CMS Midland, Inc. and CMS Engineering Co. are included on the equity method of accounting.

(2) Intercompany Eliminations changes from exhibit A-1 related to the Michigan Electric's pro forma are as follows:

D    Michigan Electric's Net Income of $15 million was eliminated.